WOODSIDE

AUSTRALIAN ENERGY

02 NOV 13 AM 10:29

29 October 2002

02060303

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-191-P (Mutineer-3), lodged with the Australian Stock Exchange on 29 October 2002;
- Stock Exchange Release in relation to Mauritania PSC (6) Chinguetti-6-1 (Thon) lodged with the Australian Stock Exchange on 29 October 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 12/19

82.2280

29 October 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Mutineer-3

Woodside Petroleum Ltd., participant in the WA-191-P Joint Venture, reports that the Mutineer-3 appraisal well located in the Carnarvon Basin of the North West Shelf was conducting coring operations on 29 October 2002.

Since the last report, the 12½ inch hole was drilled and cased, the 8½ inch hole was drilled to core point at 3143 metres, and coring operations were commenced.

The Sedco 703 drilling rig is drilling the well. The well location is approximately 2 kilometres south-west of the Mutineer-1B oil discovery well. Water depth at the location is 160 metres and the planned total depth is 3320 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

ANTHONY NIARDONE
Asst. Company Secretary

82. 2280

29 October 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC (6)
Chinguetti-6-1 (Thon)

Woodside Mauritania Pty Ltd., operator of the Mauritania Area C Joint Venture, reports that on 29 October 2002 the Chinguetti-6-1 exploration well on the Thon Prospect was at a depth of 2550 metres and running $9^5/_8$ inch casing.

Since the last report, the $13^3/_8$ inch casing was run and cemented, the blowout preventers were installed and $12^1/_4$ inch hole was drilled to 2550 metres.

All reported depths are referenced to the rig rotary table.

Participants in the Area C (Block 6) PSC are as follows:

Woodside Mauritania Pty Ltd	37.58%
Petronas Carigali	35.00%
Hardman Resources Ltd	22.42%
Roc Oil (Mauritania) Company	5.00%

ANTHONY NIARDONE
Asst. Company Secretary